Certificate of Notification
                             (First Quarter - 2001)

                                    Filed by
                              GEORGIA POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8795 and dated November 8, 2000 in the matter of File No. 70-9631.

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Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the first quarter of 2001, GEORGIA had:

Short-term and/or term loan notes outstanding - $0;

Commercial paper to dealers outstanding - $535,550,000; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       April 24, 2001                    GEORGIA POWER COMPANY



                                               By: /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary